Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Smart Family Tech Inc.
2443 Fair Oaks Blvd #42
Sacramento, CA 95825
https://supportpay.com

Up to $106,999.83 in Class B Common Stock at $1.33
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Smart Family Tech Inc.
Address: 2443 Fair Oaks Blvd #42, Sacramento, CA 95825
State of Incorporation: DE
Date Incorporated: January 11, 2018

Terms:

Equity

Offering Minimum: $9,998.94 | 7,518 shares of Class B Common Stock
Offering Maximum: $106,999.83 | 80,451 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.33
Minimum Investment Amount (per investor): $399.00

Maximum subject to adjustment for bonus shares. See Bonus info below

Perks*

Duration of campaign perks

$500+ (SupportPay Owners T-Shirt)

$1,000 (SupportPay Owners T-Shirt + 25% discount on SupportPay Premium)

$2,500+ (SupportPay Owners T-Shirt + 1 year free SupportPay Premium service + 5% bonus shares)

$5,000+ (SupportPay Owners T-Shirt + Lifetime membership for SupportPay Premium + 10% bonus shares)

$20,000+ (SupportPay Owners T-Shirt + Lifetime membership for SupportPay Premium + Founders Dinner + 15% bonus shares)

Early Bird Discounts

First 10 days of the campaign - 10% bonus shares

Next 30 days of the campaign - 5% bonus shares

All perks occur after the offering is completed. If you are eligible for multiple bonus share tiers, you will receive the highest bonus available (not combined).

The 10% Bonus for StartEngine Shareholders

Smart Family Tech, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $1.33 / share, you will receive 110 Class B Common Stock shares, meaning you'll own 110 shares for $133. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

SupportPay enables children to get the financial support they deserve, from both of their parents, by providing the only child support payment platform built specifically for parents. By providing an application to manage child support & share expenses, parents get the transparency and security they desire while eliminating the financial conflicts that may arise, saving them valuable time and money. SupportPay can be accessed from any web browser, iOS or Android device.

Competitors and Industry

The biggest competitor in this space is manual processes using spreadsheets, email and verbal arguments in front of the children. Some parents may also have their base support managed thru the state system or via wage garnishment. However, these systems do not help parents manage additional support such as medical, education, child care or extracurricular expenses.

Current Stage and Roadmap

The company has 23,000+ customers across the US and 12 other countries. Our application is available on the web, iOS and Android devices.

Some of the key highlights:

• 22,000+ customers (67% MAU)

• $55.1M total expenses & payments managed to date

• 1,000+ paid users

• 21%: Month over month growth rate

• $21 CAC (5-week payback period)

• $2,400: Average customer lifetime value

• 200+ media placements / mentions

Smart Family Tech, Inc acquired all of the SupportPay assets from Ittavi, Inc in early 2018. Ittavi, Inc is not a previous entitity of Smart Family Tech, Inc. Smart Family Tech, Inc acuired the SupportPay assets including the product, IP, code, trademarks, websites, software infastructure, marekting assets, etc. These assets were built with ~$5M in investment. After acquiring the assets, Smart Family Tech, Inc focused on fixing product issues and released new web, iOS and Android versions of the application in June, 2018.

The Team

Officers and Directors

Name: Sheri Atwood

Sheri Atwood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, founder, Chair(wo)man of the Board, Secretary, and Treasure
  Dates of Service: January 11, 2018 - Present
  Responsibilities: Responsible for driving the company vision, product architecture, marketing strategy and ensuring the company and its employees align to the culture helping families manage their finances.

Other business experience in the past three years:

- **Employer:** Ittavi, Inc.
  Title: Founder and CEO
  Dates of Service: April 01, 2011 - September 01, 2017
  Responsibilities: Started and ran the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company")

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to $107,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to

find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for managing child support and sharing child expenses. Our revenues are therefore dependent upon the market child support management.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early stage company and have not yet generated any profits
Smart Family Tech, Inc was formed on January 11, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Smart Family Tech, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenues. If you are investing in this company, it's because you think that Smart Family Tech, Inc and SupportPay is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the trademarks unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, marketing, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will

perform them in an unacceptable manner. It is possible that we will experience delays, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Smart Family Tech, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our hosting and payment processing technologies. Any disruptions of services or cyber-attacks either on our technology provider or on Smart Family Tech, Inc could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

We are competing in a unique and unknown market

While the problem of child support is well understood the understanding and education that a solution is available is not. We are competing in an undefined and large market without many established companies directly addressing this market or need. This may result in a delayed adoption rate for a newly defined space. There can be no assurance that potential customers will adopt our technology to address their problem or that potential competitors will enter the market with more capital and resources than we are able to provide. It should further be assumed that competition will intensify as the market gains awareness that a solution exists.

We have existing trademarks that we may not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights

owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The Class B Common Stock has no voting rights

The Class B Common Stock has no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than we currently have. It is possible that our product will fail to gain market acceptance for any number of reasons. If the product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face unknown / new market competition

We will compete in an undefined and large market opportunity without many established companies directly addressing this market or need. This may result in a delayed adoption rate for a newly defined space. There can be no assurance that potential customers will adopt our technology to address their problem or that potential competitors will enter the market with more capital and resources than we are able to provide. It should further be assumed that competition will intensify.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sheri Atwood	2,000,000	Class A Common Stock	3.2
Sheri Atwood	6,000,000	Class F Common Stock	96

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class F Common Stock, and Convertible Promissory Note (Fundable). As part of the Regulation Crowdfunding raise, the Company will be offering up to 80,451 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 6,500,000 with a total of 2,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

So long as any shares of Class F Common Stock remain outstanding, one (1) member of the Company's Board of Directors (the "Class F Director") shall be elected by the holders of Class F Common Stock, voting as a separate class. All other members of the Company's Board of Directors (the "Mutual Directors") shall be elected by the holders of Class F Common Stock and the holders of Class A Common Stock, voting together as a single class. The Class F Director shall have three (3) votes as a director at each meeting or each action by written consent of the Company's Board of Directors. The Mutual Directors shall each have one (1) vote as a director at each meeting or each action by written consent of the Company's Board of Directors. Every reference in this Certificate of Incorporation or the bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

If there are any consolidation, merger, combination or other transaction or series of related transactions, then Class A Common Stock holders will receive stock or securities with similar rights of the resulting entity

Class B Common Stock

The amount of security authorized is 2,901,000 with a total of 1,342,274 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

So long as any shares of Class F Common Stock remain outstanding, one (1) member of the Company's Board of Directors (the "Class F Director") shall be elected by the holders of Class F Common Stock, voting as a separate class. All other members of the Company's Board of Directors (the "Mutual Directors") shall be elected by the holders of Class F Common Stock and the holders of Class A Common Stock, voting together as a single class. The Class F Director shall have three (3) votes as a director at each meeting or each action by written consent of the Company's Board of Directors. The Mutual Directors shall each have one (1) vote as a director at each meeting or each action by written consent of the Company's Board of Directors. Every reference in this Certificate of Incorporation or the bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

If there are any consolidation, merger, combination or other transaction or series of related transactions, then Class B Common Stock holders will receive stock or securities with similar rights of the resulting entity

Class F Common Stock

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

10 votes per share

Material Rights

Voting. Except as otherwise provided herein or by applicable law, the holders of Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class F Common Stock shall be entitled to ten (10) votes for each share of Class F Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Except as required by applicable law, the Class B Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter.

Amendments and Changes. As long as any shares of Class F Common Stock shall be issued and outstanding, the Company shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of Class F Common Stock:

(A) amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Company (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;

(B) increase or decrease the authorized number of shares of Class F Common Stock;

(C) authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally;

(D) enter into a Liquidation Event (as defined below);

(E) increase the size of the Board of Directors;

(F) declare or pay any dividend or other distribution to the stockholders of the Company; or

(G) amend this Section 4.

So long as any shares of Class F Common Stock remain outstanding, one (1) member of the Company's Board of Directors (the "Class F Director") shall be elected by the holders of Class F Common Stock, voting as a separate class. All other members of the Company's Board of Directors (the "Mutual Directors") shall be elected by the holders of Class F Common Stock and the holders of Class A Common Stock, voting together as a single class. The Class F Director shall have three (3) votes as a director at each meeting or each action by written consent of the Company's Board of Directors. The Mutual Directors shall each have one (1) vote as a director at each meeting or each action by written consent of the Company's Board of Directors. Every reference in this Certificate of Incorporation or the bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

If there are any consolidation, merger, combination or other transaction or series of related transactions, then Class F Common Stock holders will receive stock or securities with similar rights of the resulting entity

Convertible Promissory Note (Fundable)

The security will convert into Class a preferred stock and the terms of the Convertible Promissory Note (Fundable) are outlined below:

Amount outstanding: $10,000.00
Maturity Date: January 31, 2022
Interest Rate: 5.0%
Discount Rate: 0.0%
Valuation Cap: $10,000,000.00

Conversion Trigger: 2000000

Material Rights

Will convert to Class A Preferred Stock during Series A or after more than $2,000,000 has been raised in outside capital.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have no voting or information rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: For general business purposes. Mostly for Marketing for the company.
  Date: March 17, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $250.00
  Number of Securities Sold: 2,500,000
  Use of proceeds: Marketing
  Date: November 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $138.48
  Number of Securities Sold: 1,384,756
  Use of proceeds: Marketing and to purchase assets.
  Date: November 17, 2018
  Offering exemption relied upon: Rule 701

- **Name:** Class F Common Stock
  Type of security sold: Equity
  Final amount sold: $600.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: Marketing
  Date: November 17, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Smart Family Tech, Inc acquired the SupportPay assets on January 26th, 2018. Between January 26th, 2018 and May 30th, 2018 SupportPay rebuilt the technology, improving the overall stability, user interface and performace of the product. In June, 2018 SupportPay released new web, iOS and Android versions of the product and began charging monthly / annual subscription fees to enable users to use the premium features of the product. As Smart Family Tech, Inc increased revenue they also increased expenses to continue to improve the product and technology.

Historical results and cash flows:

Historical results are reflective of future results in SupportPay. As additional capital and revenue are available to the Company the expense to revenue spend ratio will continue in order to drive additional market growth and user adoption.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash on hand as of May 13th, 2019 is $46,356.28. Shareholder loans outstanding, as reflected in Long-Term Liabilities in the Balance Sheet is $118,200.64.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds for this campaign will enable the Company to increase user acquisition and revenue, thereby increasing the growth rate of the organization. Without these funds the organization can continue to operate using current revenue to offset current expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign do not materially impact the viability of the company. Without the funds from this campaign the company can continue to operate, although with a limited growth and expense rate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If only the minimum is raised, then the expense amount for the company will not increase and we will continue to have limited cash on hand. Based on projected revenues and spend the minimum amount will not enable us to grow and meet our revenue projections and we will be forced to grow at a slower pace than the financial projections are calculated. The minimum amount would only allow us to slightly raise spend on marketing and growth and thereby our projected financials for the future would be much slower than if we raised the maximum amount.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum amount will enable the organization to increase expenses to $35,000 / month. Calculating monthly net income based on revenue and expenses the maximum investment will enable us to operate for an additional 7 months at the increased expense spend rate. The spend will be used to fund marketing, business development and additional employees to drive revenue adoption and growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate seeking additional capital thru the most beneficiary method for the Company and the shareholders. Possible future sources of capital may come from business loans, given the historically low interest rates, lines of credits, additional crowdfunding campaigns or a Series A venture capital raise.

Indebtedness

- **Creditor:** Sheri Atwood
  Amount Owed: $118,200.64
  Interest Rate: 5.0%
  Maturity Date: January 16, 2024
  The convertible note will convert to Class A Preferred Shares once the next round of funding, or more than $2,000,000 in outside capital is raised. The note has a valuation cap of $10M.

- **Creditor:** David DiSimone
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: March 26, 2022
  The convertible note will convert to Class A Preferred Shares once the next

round of funding, or more than $2,000,000 in outside capital is raised. The note has a valuation cap of $10M.

Related Party Transactions

- **Name of Entity:** Sheri Atwood
  Relationship to Company: Director
  Nature / amount of interest in the transaction: As mentioned in the indebtedness section, Sheri Atwood has loaned the company $118.200.64. She is the Founder & CEO and currently owns 80% of the company and 99% of the voting power.
  Material Terms: The convertible note will convert to Class A Preferred Shares once the next round of funding, or more than $2,000,000 in outside capital is raised. The note has a valuation cap of $10M.

Valuation

Pre-Money Valuation: $13,090,224.42

Valuation Details:

Previous entity that owned the SupportPay assets was valued at $15M pre-money when they closed Series A in December, 2016. This valuation was based on the value of the assets and the large child support market opportunity combined with the limited number of direct competitors in the space, giving SupportPay a unique first mover advantage. At the time of the valuation, SupportPay had less than $1k in revenue and only a 48% monthly active rate for users. In January, 2018 Smart Family Tech, Inc, acquired all of the SupportPay assets including the IP, software, architecture, trademarks, branding, website, domain names and all internal and external marketing collateral and plans. After the acquisition of the assets, Smart Family Tech, Inc has continued to improve the product, delivering new web and mobile versions, adding additional features and improving the stability and performance of the platform. Today, SupportPay has a 67% monthly active rate and the most recent month (April, 2019) had total revenue of $19,200. In addition, SupportPay's website averages almost 100,000 visitors a month and has become a place that people go to get child support information.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Pay Start Engine Fee*
  94.0%

If less than $10,000 is raised then all the money will go to paying the Start Engine Fee

If we raise the over allotment amount of $106,999.83, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  55.0%
  The product and market have already been proven. The majority of this fundraising round will be used to accelerate growth and acquire more paid users as well as expand our marketing and sales channel including paid advertising, partnering with family law professionals, acquiring user data contact information thru public data and improving marketing funnel and paid user conversions. See Compliance Review Document for link to the full and detailed GTM plan broken down by GTM channel, spend and then summarized by month, qtr, yr

- *Company Employment*
  14.0%
  The funds will be used to increase the pay to a reasonable amount for current employees and hiring additional resources in marketing, business development, and customer support. This will help to expand our sales channels and assist current customers to effectively use our product.

- *Business Development*
  10.0%
  Drive business development to partner with family law professionals, child support agencies and judges to recommend, refer or order SupportPay as part of the child support process. Capitalize on current website traffic of ~100k / month to drive additional leads for family law professionals in exchange for referrals / advertisements / subscription

- *Additional Crowdfunding*
  5.0%
  If current fundraising is successful and maximum goal is reached than 5% of funds will be used to increase maxiumum amount of raise to $1.07M. This increase in the fundraising goal requires additional investment in administrative costs, marketing and advertising

- *Research & Development*
  10.0%
  Ability to add additional revenue generating features including adding the ability to send payments directly to third party, offering the ability to pay parents with a credit card on our site and receiving transaction fees from the transaction, adjusting pricing to be a percentage of the amount managed rather

than a set amount so that pricing is equitable across all income levels.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://supportpay.com (www.supportpay.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/supportpay

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Smart Family Tech Inc.

[See attached]

I, _Sheri Atwood_____ (Print Name), the _Chief Operating Officer __(Principal Executive Officers) of Smart Family Tech, Inc., hereby certify that the financial statements of Smart Family Tech, Inc. and notes thereto for the period beginning January 11th, 2018 and ending December 31st, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $_37,778.30_____; taxable income of $____0_____ and total tax of $___0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __05/20/2019_____ (Date of Execution).


_____ (Signature)

_____Chief Executive Officer____ (Title)

__05/20/2019_____ (Date)

Smart Family Tech, Inc.

**FINANCIAL STATEMENTS
(UNAUDITED)**

Since Inception

Smart Family Tech, Inc.

Index to Financial Statements
(unaudited)

Smart Family Tech, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Platinum Business Checking (9957)	13,046.40
Checkbook	15,856.51
Total Platinum Business Checking (9957)	**28,902.91**
Total Bank Accounts	**$28,902.91**
Total Current Assets	**$28,902.91**
TOTAL ASSETS	**$28,902.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
MasterCard (3845)	0.00
MasterCard (9371)	940.69
Total Credit Cards	**$940.69**
Total Current Liabilities	**$940.69**
Long-Term Liabilities	
Shareholder Notes Payable	
Founder Shareholder Notes Payable	101,700.64
Total Shareholder Notes Payable	**101,700.64**
Total Long-Term Liabilities	**$101,700.64**
Total Liabilities	**$102,641.33**
Equity	
Retained Earnings	
Net Income	-73,738.42
Total Equity	**$ -73,738.42**
TOTAL LIABILITIES AND EQUITY	**$28,902.91**

Smart Family Tech, Inc.

PROFIT AND LOSS BY MONTH

January - December 2018

	JAN - DEC 2018	TOTAL
Income		
Sales		$0.00
Partner Referral	4,800.00	$4,800.00
Sales of Product Income	32,978.30	$32,978.30
Total Sales	**37,778.30**	**$37,778.30**
Total Income	**$37,778.30**	**$37,778.30**
Cost of Goods Sold		
All Cost of Goods Sold	11,017.56	$11,017.56
Customer Support	3,080.68	$3,080.68
Hosting Fees	9,357.00	$9,357.00
Payment Processing Fee	2,259.99	$2,259.99
Total All Cost of Goods Sold	**25,715.23**	**$25,715.23**
Total Cost of Goods Sold	**$25,715.23**	**$25,715.23**
GROSS PROFIT	**$12,063.07**	**$12,063.07**
Expenses		
Bank Charges & Fees	540.00	$540.00
Contractors	500.00	$500.00
Development	82,100.00	$82,100.00
Total Contractors	**82,600.00**	**$82,600.00**
Interest Paid	-0.42	$ -0.42
Legal & Professional Services	556.00	$556.00
Office Supplies & Software	1,267.13	$1,267.13
Other Business Expenses (deleted)	69.00	$69.00
Taxes & Licenses	243.00	$243.00
Travel	154.54	$154.54
Meals & Entertainment	372.24	$372.24
Total Travel	**526.78**	**$526.78**
Total Expenses	**$85,801.49**	**$85,801.49**
NET OPERATING INCOME	**$ -73,738.42**	**$ -73,738.42**
NET INCOME	**$ -73,738.42**	**$ -73,738.42**

Smart Family Tech, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

	Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	6,000,000	600	-	-	600
Shares issued for services	3,842,274	384	-	-	384
Contributed capital	-	-	101,701	-	101,701
Net income (loss)	-	-	-	(73,738)	(73,738)
December 31, 2018	9,842,274	$ 984	$ 101,701	$ (73,738)	$ 28,946

Smart Family Tech, Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-73,738.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
MasterCard (3845)	0.00
MasterCard (9371)	940.69
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**940.69**
Net cash provided by operating activities	**$ -72,797.73**
FINANCING ACTIVITIES	
Shareholder Notes Payable:Founder	101,700.64
Shareholder Notes Payable	
Net cash provided by financing activities	**$101,700.64**
NET CASH INCREASE FOR PERIOD	**$28,902.91**
CASH AT END OF PERIOD	**$28,902.91**

NOTE 1 – NATURE OF OPERATIONS

Smart Family Tech, Inc was formed on January 12, 2018 ("Inception") in the State of Delaware The financial statements of Smart Family Tech, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sacramento, CA

Smart Family Tech, Inc first product, SupportPay, enables parents to manage, track and pay child support and child expenses directly between parents. The application is available on the web and mobile devices and enables a parent to enter an expense and attach a receipt. SupportPay stores the information as a certified record, to be used for court, compliance or tax purposes. SupportPay then sends the expense to the other parent. The other parent reviews the item in the SupportPay application and can make or schedule a payment. All financial communications and notifications are managed via SupportPay, significantly reducing the financial conflicts that occur between parents who live apart while enabling children to get the financial support they deserve.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 12, 2018 (date of inception) – April 30, 2019 . The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the SupportPay online subscription service (monthly / annual terms), payment transaction fees and referral revenue from key industry partners. Revenue will be derived when a user has subscribed to the service providing a credit card or completed a payment that charges a transaction fee. Refunds are not offered but cancellations can occur at any time whereas the subscriber will not incur any future charges.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and_state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Notes have been issued to:

Sheri Atwood in the amount of $118,200.64 as of April 30, 2019 as reflected in the Long-Term Liabilities of the Balance Sheet

A convertible note in the amount of $10,000 was issued to Dave DiSomone, as reflected in the Long-Term Liabilities of the Balance Sheet

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. There are no long-term commitments signed by the company. All contracts can be cancelled immediately without future liabilities.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,401,000 shares of our common stock with par value of $0.0001.
As of May 21,2019 the company has currently issued 9,842,274 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Sheri Atwood has advanced the company a total of $118,200.64 as of April 30, 2019 as reflected in the Long-Term Liabilities of the Balance Sheet

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through May 20, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements other than what is noted above in the notes section.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

Start Investing | Edit My Campaign | Diana C.

SupportPay is pending **StartEngine Approval.**

SupportPay

Helping parents manage child support & share expenses



Website | REG CF | SOFTWARE & SERVICES

$0.00 raised

0 Investors	**95** Days Left
1% Equity Offered	**$13M** Valuation
Equity Offering Type	**$399** Min. Investment

INVEST NOW

This Offering is **no longer** eligible for the StartEngine Owner's 10% Bonus

SupportPay eliminates child support conflict by providing both parents with a single platform to manage all of their child support, alimony and child expenses.

Overview | Team | Terms | Updates 0 | Comments | Follow

Reasons to Invest

- Raised $7M+ in previous company funding from VC firms like Fenway Summer Ventures and Moneta Ventures
- CEO awarded 20+ awards including Top 40 under 40, 2019 Most Admired Women Leaders in Business, and 20 Best Performing CEO's to Watch
- $55.2M in child support managed

Child Support & Expenses Made Easy



supportpay
MANAGING CHILD SUPPORT PAYMENTS AND

THE PROBLEM

Child Support is **Complicated**

Child Support is **Complicated**

Raising children is hard enough. Raising children **without both parents** in the same home is difficult.

After a parent separates or divorces from the other parent they receive a child support order / agreement that they must figure out how to manage. You get a bill for everything else in life but no one gets a bill for child support.

Managing child support & sharing expenses shouldn't be so hard on kids & parents.



1 Base Support
INCOME
TIME
BASE SUPPORT + ALIMONY
2 Additional Expenses
CHILDCARE
MEDICAL
EDUCATION
ADDITIONAL
TOTAL

After the order, **base support is the first step**

The base support payment is sent between parents or thru the state. The base support is only meant to cover basic living expenses and does not take into account additional expenses.



CHILD SUPPORT ORDER ESTABLISHED
Child Support established between parents and/ or by state based on income and time with children
MONTHLY PAYMENT SCHEDULED
Non-custodial parent schedules payment or payment is automatically withdrawn via wage garnishment
STATE PROCESSES PAYMENT
Payments managed by the state are processed
PARENT RECEIVES PAYMENT
No notifications, reminders, history or invoices available
If base payment is managed by the state

Additional Expenses Is **Painful for Parents & Kids**

Child support is not just a single monthly payment. Managing child support requires sharing a broad collection of shared expenses - such as education, medical, child care, extra-curricular activities, etc. It demands continual management, communication & negotiation of finances, creating a time-consuming & stressful process with unnecessary friction every step of the way.

More time spent managing support payments, expenses, receipts & documents is less time spent being a parent. And too often than not, the biggest ones to suffer are the children themselves - witnesses of the financial conflict & not getting the financial support they deserve from both of their parents



PARENT INCURS EXPENSES
Examples: Medical, education, childcare, etc
EXPENSES ARE TRACKED
Mom tracks expenses, calculates balance, & stores receipts
OTHER PARENT CONTACTED
Mom contacts Dad for payment
EXPENSES DISCUSSED
Mom & Dad discuss expenses & attempt to resolve any disputes. Mom provides Dad with documentation needed to verify expenses
ARGUMENTS EMERGE
If parents disagree, parents may suspend payments until agreement is reached. Both Mom and Dad must record & document dispute
PAYMENTS MADE
If parents agree, Dad sends payment to Mom & both record and track payments separately

THE SOLUTION

A **Parent-Focused** Solution

Reduced Conflict - Increased Payment - More Transparency

Reduced Conflict · Increased Payment · More Transparency

SupportPay provides both parents with a single platform to manage all of their child support, alimony & child expenses. It provides certified records to meet compliance & tax requirements while keeping each parents information safe & secure. SupportPay facilitates all communication regarding child support & expenses so parents never have to argue about finances again. Simplifying this process increases the chance a child will receive the financial support they deserve, from both parents

SupportPay offers a complete solution, saving time & money

- Tracks all expenses, payments, receipts, & documents in one location
- Enables online payments while tracking manual payments (cash, credit, check)
- Provides online dispute management for easy resolution
- Delivers proactive alerts, notifications & billing summaries
- Keeps parents informed with certified records that can be used for modifications, court & taxes

Managing child support & sharing expenses ***shouldn't be so hard on kids & parents.***


1
PARENT ENTERS EXPENSES
Parent incurs expenses for medical, educational, childcare, etc
AND / OR
2
BASE PAYMENT SCHEDULED
Non-custodial parent schedules payment or payment is automatically withdrawn via wage garnishment
3
SUPPORTPAY TRACKS & COMMUNICATES WITH PARENTS
SupportPay keeps a certified record of expenses & payments, communicates with both parents & manages disputes
4
OTHER PARENT RESPONDS
Parent reviews expense, can dispute & sends payment

THE FOUNDER & TEAM

Female Founder, **Already Beating the Odds**

Founder & CEO Sheri Atwood married at 19, completed undergrad in 3 1/2 yrs, finished her MBA 10 days before her child was born while working full time, divorced at 25 & was the youngest Vice President at Symantec. **Her divorce was amicable, but she had no idea how complex & stressful it would be to manage child support & share expenses with her ex.** She knows first-hand that enforcing the child support agreement is difficult & time-consuming. She created this company to focus on what she is most passionate about - helping parents & children.

Sheri **successfully raised over $7M for SupportPay** including a $4M Series A round in December 2016 & the company was valued at $19M. Seven months later, Sheri was fired by her board & replaced by a man they brought in. After three months, the product was broken, most of the employees had left & customers were lost. The board announced to the shareholders that they would be liquidating the company – despite Sheri's plea to come back & get the company back on track.

In early 2018, Sheri formed a new company, took out a personal loan, used the rest of her savings & bought the SupportPay assets back. She now owns the assets, created with nearly $5M in investments in the former company, while gifting a small amount of equity back to the previous investors for their previous contribution & support.

She is resilient, energetic, resourceful & lives by the motto "Don't talk about it, be about it!"

The **team is** made up of **parents & children of divorce** - ensuring they understand & can relate to the customers they serve. SupportPay is committed to hiring a diverse workforce, ensuring there is always a diverse team that spans gender, race & ages.





Sheri Atwood, Founder with **20+ Awards... and counting**





CEO, Sheri Atwood has been awarded numerous prestigious awards and accolades since building SupportPay. Just in the last year, she has been honored by the following accolades:

- **20 Best Performing CEO's to Watch (2019)** - Mirror Review
- **20 Inspiring Woman Leaders (2019)** – CIOLook
- **The Most Admired Women Leaders in Business** (2019) – InsightSuccess
- **Winner -** Financial Solutions Lab sponsored by JP Morgan Chase
- **Winner** – Woman 2.0 Pitch Competition
- **Winner** – Founder & Funders

Featured in **200+ Press Outlets**
















OUR TRACTION

Already **Proven**, Ready to **Grow**

Today, SupportPay has **4x more paid customers & 5x more active users than ever before.**

- **23,000+** Customers
- **1,000+** Paid Users
- **$55.1M** in child support, expenses & alimony Managed
- $842 - Average Transaction Size
- 21% month/month growth
- $2,400 Average Lifetime Value
- ~$21 CAC
- $7M in investments in the previous company - used to build the acquired assets

What **Customers** Are **Saying**

Brilliant	Priceless	Amazing
Brilliant! I can't believe it took so long for something like this to come out. It makes my life easier. I can't thank you enough!	The best thing about SupportPay ... I never have to talk to my ex about money again. That is priceless.	Amazing product! So overdue! For those of us who don't want to spend hours a week talking to our exes about 'who is writing the check for soccer this year' etc, this is a must have. Thanks for bringing this platform to the masses!


Michelle C


Gabe C


Kristen F.

What **Family Law Professionals** Are **Saying**

A Client Must Have

I'm definitely recommending this to my clients. I can see so much value in standardizing this conflict ridden process.

FAMILY MEDIATOR
Lisa V.

Very Valuable

This is very valuable to my clients. All of their expenses and payment history in a transparent system. There is no longer a dispute of who owes what to whom and significantly reduces the ongoing conflict associated with child support.

FAMILY LAW ATTORNEY
Jennifer R.

Great Innovation

There is definitely a need to innovate family financial management. SupportPay is the place to start.

FINANCIAL SERVICES ADVISOR
Susan S.

THE MARKET

Child Support is a **Global Issue**

Even with a large & growing number of child support cases, up until now, there has been no way for parents to manage these issues directly with each other. This issue goes beyond the US. Worldwide, 298 million parents live apart & exchange $900 billion in child support/alimony every year. Fortunately, SupportPay has already begun to tap into this market & provide the support parents need in managing these finances.



With
55 million parents living apart

Exchanging more than
$200 billion annually

In child **expenses** and child **support/alimony**

1.2 Million New Cases / Yr
Child support cases filed every year, est.

47% New births are to Unwed Parents
Every year, nearly half of all babies are born to unwed parents

* Sources: United States Census Fact Finder, Federal Office of Child Support Enforcement, United States Census - Child Stats, Children Trends Databank

---

THE BUSINESS MODEL

Multiple **Revenue Streams**

SupportPay is currently available and can be accessed from the web, iOS & Android devices

SupportPay currently makes revenue from parents. Future plans include creating revenue from family law professionals and child support agencies.

Direct To Parent

- Monthly/Annual Subscriptions
- Transaction Fees

Family Law

- Advertising fees
- Lead referrals to family law professionals from web traffic of ~100,000 per month

Agencies

- Partnering with child support agencies
- Offer SupportPay to parents who need help managing additional expenses

---

HOW WE REACH CUSTOMERS

Multiple Avenues for **Reaching Parents**

We currently market SupportPay **directly to parents** via search, paid ads, press, free public records of divorce data & visitors to the SupportPay **child support community**. The community provides a place where people can go to find resources & information about child support & currently has about 100k visitors per month. This strategy gets us directly

in front of the eyes of parents in need of our product.

The investment in SupportPay will enable us to **expand our marketing & sales channel** to family law professionals, partnering with them to help parents while providing these professionals the data they need to help parents with child support cases. We will also be exploring partnerships with county child support agencies - giving case workers a solution to recommend to parents who need to manage additional expenses.

Our final method for reaching new customers is through **referrals**. By easing the tension between parents dealing with child support, we will build a community who strive to give children the financial support they deserve & will refer those they know who are struggling with managing these finances.



HOW WE ARE DIFFERENT

A Unique & **Necessary Product**

Before SupportPay, parents were forced to rely on manual solutions to handle child support. **The company was built by parents for parents who wanted to make it easier for separated/divorced families to exchange money while reducing financial conflicts**

SupportPay changes the process of managing child support by providing a simplified process that delivers true transparency, a single platform & a certified record for parents.

SupportPay's is focused on helping parents raise happy & healthy children by delivering technology which help children to get the financial support they deserve.

A child support & payment platform built by parents for parents. Most of our employees are parents or children of divorce. We are dedicated to helping other parents to make their lives easier & believe children would be much happier if they didn't have to hear their parents arguing over money!



THE VISION

Supporting **Financial Management** at All Stages of Life

Many fin-tech companies & technologies today focus on individual & single home finances. **At SupportPay, we aim to support families as they manage finances that span households.** Today, we are helping families financially support their children. Using our child support system, based on federal standards, we want to help counties & states deploy citizen-friendly child support applications.

deploy citizen-friendly child support applications.

Our long term vision is to become the "family financial management" platform. our goal is to help all families where finances span households. Using the same platform - **we want to help children & family members financially support parents as their parents move into retirement & beyond.**



WHY INVEST

Help **Children** Get The **Financial Support** They **Deserve**

SupportPay has delivered the only payment platform for parents to manage child support, alimony, & expenses directly with each other. We manage millions of dollars in payments while dramatically reducing the conflict children are exposed to & increased in the likelihood that children receive the financial assistance they deserve. Our product market fit has already been proven, the product is already available & fully functional (web & mobile), & we are making revenue & growing rapidly.

Your investment will help us press the gas peddle on growth and will go directly to market growth.



THE OFFERING

Investment

$1.33 per share of Class B Common Stock | When you invest you are betting the company's future value will exceed $13.1m.

PERKS*

Duration of campaign perks
$500+ (SupportPay Owners T-Shirt)
$1,000 (SupportPay Owners T-Shirt + 25% discount on SupportPay Premium)
$2,500+ (SupportPay Owners T-Shirt + 1 year free SupportPay Premium service + 5% bonus shares)
$5,000+ (SupportPay Owners T-Shirt + Lifetime membership for SupportPay Premium + 10% bonus shares)
$20,000+ (SupportPay Owners T-Shirt + Lifetime membership for SupportPay Premium + Founders Dinner + 15% bonus shares)

Early Bird Discounts
First 10 days of the campaign - 10% bonus shares
Next 30 days of the campaign - 5% bonus shares

*All perks occur after the offering is completed.

FAQ

We have **Answers**

Isn't all child support managed by the state?

Contrary to what most people believe only ~30% of child support cases are handled by the state. Even in these cases, the state only manages base support and no state offers a solution to help parents manage additional child support expenses such as medical, education or child care.

Is SupportPay available today?

Yes! SupportPay is available for the web, iOS and Android devices. If you would like to try SupportPay out for yourself by playing with the product you can request access to the SupportPay Playground which will give you account information that you can use to acces the web or mobile applications without having to create your own account.

Do both parents have to pay to use SupportPay?

No. We didn't want who paid to be another argument point. Therefore, we offer a free and premium version of the product. Each parent chooses to pay individually and if one parent chooses not to pay the other parent is not impacted. You can see more about the pricing an features on our Pricing Page.

Do you have access to other frequently asked questions

Yes. You can find our frequently asked questions on our SupportPay FAQ Page. You are also welcome to ask any and all questions you have in the "Comment" section of our campaign page below!

In the Press

FST COMPANY   The PENNY HOARDER   **Forbes**   U.S.News   **Bloomberg**   THE HUFFINGTON POST

REUTERS   The New York Times   **O** THE OPRAH MAGAZINE   FST COMPANY   PYMNTS.com   DIVORCE | 23

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Meet Our Team



Sheri Atwood

CEO, founder, Chair(wo)man of the Board, Secretary, and Treasurer

Led by Sheri Atwood, a former Silicon Valley Executive, who is a child of divorce and a divorcee herself. She quit a lucrative career to help the millions of children and parents who struggle with managing child support & sharing expenses. The team is made up of parents & children of divorce - ensuring they understand & can relate to the customers they serve. SupportPay is committed to hiring a diverse workforce, ensuring the team spans gender, race & ages.

Offering Summary

Company : Smart Family Tech Inc.

Corporate Address : 2443 Fair Oaks Blvd #42, Sacramento, CA 95825

Offering Minimum : $9,998.94

Offering Maximum : $106,999.83

Minimum Investment Amount (per investor) : $399.00

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 7,518

Maximum Number of Shares Offered* : 80,451

Price per Share : $1.33

Pre-Money Valuation : $13,090,224.42

*Maximum subject to adjustment for bonus shares. See Bonus info below

Perks*

Duration of campaign perks

$500+ (SupportPay Owners T-Shirt)

$1,000 (SupportPay Owners T-Shirt + 25% discount on SupportPay Premium)

$2,500+ (SupportPay Owners T-Shirt + 1 year free SupportPay Premium service + 5% bonus shares)

$5,000+ (SupportPay Owners T-Shirt + Lifetime membership for SupportPay Premium + 10% bonus shares)

$20,000+ (SupportPay Owners T-Shirt + Lifetime membership for SupportPay Premium + Founders Dinner + 15% bonus shares)

Early Bird Discounts

First 10 days of the campaign - 10% bonus shares

Next 30 days of the campaign - 5% bonus shares

*All perks occur after the offering is completed. If you are eligible for multiple bonus share tiers, you will receive the highest bonus available (not combined).

The 10% Bonus for StartEngine Shareholders

Smart Family Tech, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $1.33 / share, you will receive 110 Class B Common Stock shares, meaning you'll own 110 shares for $133. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

RISKS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

SupportPay Helping Parents Manage Child Support and Share Expenses
Speaker 1: The divorce rate in the United States after hitting a 40 year low in 2009 is up 15%.

Speaker 2: It destroys lives. It bankrupts people every day. It tears children from their home.

Speaker 3: You see what they go through financially and the upheaval in their life. You see how their kids suffer.

Speaker 4: Think about people wanting to get divorced now.

Caitlyn Becker: Ending a marriage isn't easy, but beside the incredible emotional toll it can take on an individual, not to mention an entire family. It can also be financially devastating.

Speaker 6: But guess what? There's an app for that. It's called SupportPay, an app that expedites automatic childcare expenses.

Speaker 7: Sheri Atwood isn't your typical Silicon Valley entrepreneur.

Sheri Atwood: Several years ago when I faced my own divorce, after the divorce, we had an agreement to share our daughter's expenses. I was looking for a solution and to my surprise there was nothing out there.

Sheri Atwood: Top two reasons for divorce are money and communication. But when you divorce with children, you have to communicate about money, so we're trying to take that online and allow the app to do all the calculations, receipt tracking, and you don't have to stress about asking them for money or reminding them how much money they owe. You let the technology take care of that.

Sheri Atwood: The mom doesn't have to nag, beg, or ask for the money.

Sheri Atwood: Typically, the fathers say I have no problem paying or supporting my kids. I just want to know the money is going to the kid. It all comes down to being able to make a difference, being able to build something from scratch and really see the impact that it's having on people's lives. I hear the stories of people saying wow this has really cut back on our conflict or I no longer have to fight with my ex over money. Really being able to build something, make a difference, and actually make people's lives better to really help the next generation achieve amazing things.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:05 PM 11/07/2018
FILED 12:05 PM 11/07/2018
SR 20187518541 - File Number 6705529

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
SMART FAMILY TECH INC.

Smart Family Tech Inc., a corporation organized and existing under the laws of Delaware (the "**Company**"), certifies that:

1. The name of the Company is Smart Family Tech Inc. The Company's original Certificate of Incorporation was filed with the Secretary of State of Delaware on January 11, 2018.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Smart Family Tech Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Sheri Atwood, a duly authorized officer of the Company, on November 6, 2018.



____
Sheri Atwood, Chief Executive Officer

EXHIBIT A

ARTICLE I.

The name of the Company is Smart Family Tech Inc.

ARTICLE II.

The address of the Company's registered office in the State of Delaware is 8 the Green, STE A, City of Dover, Zipcode 19901, County of Kent County. The name of its registered agent at such address is A Registered Agent, Inc.

ARTICLE III.

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV.

The total number of shares of stock that the Company shall have authority to issue is 15,401,000, consisting of 6,500,000 shares of Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**"), 2,901,000 shares of Class B Common Stock, $0.0001 par value per share (the "**Class B Common Stock**"), and 6,000,000 shares of Class F Common Stock, $0.0001 par value per share (the "**Class F Common Stock**," and together with the Class A Common Stock and the Class B Common Stock, the "**Common Stock**").

ARTICLE V.

The rights, privileges, preferences and restrictions of the Common Stock are as follows:

1.   Dividends. The holders of Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Common Stock shall receive shares of Class F Common Stock or rights to acquire shares of Class F Common Stock, as the case may be, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be.

2.   Liquidation Rights.   In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Common Stock shall

be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

      3.   <u>Voting</u>. Except as otherwise provided herein or by applicable law, the holders of Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class F Common Stock shall be entitled to ten (10) votes for each share of Class F Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Except as required by applicable law, the Class B Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter.

      4.   <u>Amendments and Changes</u>. As long as any shares of Class F Common Stock shall be issued and outstanding, the Company shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of Class F Common Stock:

      (A)   amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Company (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;

      (B)   increase or decrease the authorized number of shares of Class F Common Stock;

      (C)   authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally;

      (D)   enter into a Liquidation Event (as defined below);

      (E)   increase the size of the Board of Directors;

      (F)   declare or pay any dividend or other distribution to the stockholders of the Company; or

      (G)   amend this Section 4.

For purposes hereof, a "**Liquidation Event**" shall mean any of the following: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities

of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

5.   Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

6.   Mergers, Consolidation or Other Combination Transactions. In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class F Common Stock, Class A Common Stock and Class B Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Common Stock), then the holders of shares of Class F Common Stock, the holders of shares of Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class F Common Stock, Class A Common Stock and Class B Common Stock differ under this Certificate of Incorporation as provided under Section 3 of this Article VI.

7.   Equal Status. Except as expressly provided in this Article VI, Class F Common Stock, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

8.   Conversion.

A.   Certain Definitions. As used in this Section 8, the following terms shall have the following meanings:

(i) "**Class F Stockholder**" shall mean any individual that is issued Class F Common Stock by the Company.

(ii) "**Permitted Entity**" shall mean, with respect to any Class F Stockholder, any trust, account, plan, corporation, partnership, or limited liability company specified in Section 8.C established by or for such Class F Stockholder, so long as such entity meets the requirements set forth in Section 8.C.

(iii) "**Transfer**" shall mean, with respect to a share of Class F Common Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law.

(iv) "**Voting Control**" shall mean, with respect to a share of Class F Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share of Class F Common Stock by proxy, voting agreement or otherwise.

B. Optional Conversion of Class F Common Stock. Each share of Class F Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Company.

C. Automatic Conversion upon Transfer of Class F Common Stock. Each share of Class F Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the Transfer of such share; provided, however, that a Transfer of Class F Common Stock by a Class F Stockholder or such Class F Stockholder's Permitted Entities to another Class F Stockholder or such Class F Stockholder's Permitted Entities shall not trigger such automatic conversion; provided further, however, that a Transfer by a Class F Stockholder to any of the following Permitted Entities, and from any of the following Permitted Entities back to such Class F Stockholder and/or any other Permitted Entity by or for such Class F Stockholder shall not trigger such automatic conversion:

(i) a trust for the benefit of such Class F Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class F Stockholder and, provided, further, that in the event such Class F Stockholder is no longer the exclusive beneficiary of such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(ii) a trust for the benefit of persons other than the Class F Stockholder so long as the Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class F Stockholder, and, provided, further, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(iii) a trust under the terms of which such Class F Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code (the "**Code**") and/or a reversionary interest so long as the Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust; provided, however, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(iv) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class F Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held in such account, plan or trust, and provided, further, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such account, plan or trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(v) a corporation in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such corporation; provided that in the event the Class F Stockholder no longer owns sufficient shares or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such corporation, each share of Class F Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(vi) a partnership in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such partnership; provided that in the event the Class F Stockholder no longer owns sufficient partnership interests or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such partnership, each share of Class F Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; or

(vii) a limited liability company in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to

the shares of Class F Common Stock held by such limited liability company; provided that in the event the Class F Stockholder no longer owns sufficient membership interests or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such limited liability company, each share of Class F Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock.

D.   Automatic Conversion upon Death of Class F Stockholder.   Each share of Class F Common Stock held of record by a Class F Stockholder, or by such Class F Stockholder's Permitted Entities, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the death of such Class F Stockholder.

E.   Effect of Conversion.   In the event of a conversion of shares of Class F Common Stock to shares of Class A Common Stock pursuant to this Section 8, such conversion shall be deemed to have been made at the time that the Company's transfer agent receives the written notice required pursuant to Section 8.B, the time that the Transfer of such shares occurred or the death of the Class F Stockholder, as applicable.   Upon any conversion of Class F Common Stock to Class A Common Stock, all rights of the holder of such shares of Class F Common Stock shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of Class F Common Stock are to be issued, if any, shall be treated for all purposes as having become the record holder or holders of such number of shares of Class A Common Stock into which such Class F Common Stock were convertible.   Shares of Class F Common Stock that are converted into shares of Class A Common Stock as provided in this Section 8 shall be retired and shall not be reissued.

F.   Reservation of Stock.   The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class F Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class F Common Stock into shares of Class A Common Stock.

9.   Adjustment in Authorized Class A Common Stock.   The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares of Class A Common Stock then outstanding) by an affirmative vote of the holders of a majority of the voting power of the Company.

10.   Administration.   The Company may, from time to time, establish such policies and procedures relating to the conversion of the Class F Common Stock to Class A Common Stock and the general administration of this multi-class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class F Common Stock furnish affidavits or other proof to the Company as it deems necessary to verify the ownership of Class F Common Stock and to confirm that a conversion to Class A Common Stock has not occurred.

ARTICLE VI.

So long as any shares of Class F Common Stock remain outstanding, one (1) member of the Company's Board of Directors (the "**Class F Director**") shall be elected by the holders of Class F Common Stock, voting as a separate class. All other members of the Company's Board of Directors (the "**Mutual Directors**") shall be elected by the holders of Class F Common Stock and the holders of Class A Common Stock, voting together as a single class. The Class F Director shall have three (3) votes as a director at each meeting or each action by written consent of the Company's Board of Directors. The Mutual Directors shall each have one (1) vote as a director at each meeting or each action by written consent of the Company's Board of Directors. Every reference in this Certificate of Incorporation or the bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

ARTICLE VII.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VIII.

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE IX.

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any

Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X.

Except as provided in Article X above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.